TROPIC INTERNATIONAL INC.

February 21, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Larry Spirgel, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Spirgel:

Re:	Tropic International Inc.
Form 10-K for Fiscal Year Ended August 31, 2013
Filed December 9, 2013
Form 10-Q for Fiscal Quarter Ended November 30, 2013
Filed January 14, 2014
File No. 001-34911

I am the President of Tropic International Inc. (the “Company”) and submit this letter pursuant to a comment letter from the Securities and Exchange Commission (the “SEC”) dated February 14, 2014. My response is as follows:

Disclosure Controls and Procedures, page 24

1.	We note that your Chief Executive and Chief Financial Officer concluded that your disclosure controls and procedures were not effective as of August 31, 2013. However, you do not disclose (i) the nature of the identified deficiencies; (ii) the impact on your financial reporting and internal control over financial reporting or (iii) management’s current plans, if any, or action already undertaken, for remediation. Please amend your fiscal year 2013 Form 10-K and your Form 10-Q for the quarter ended November 30, 2013 to provide this disclosure. Moreover, please specify whether the deficiencies, individually or in the aggregate, constitute a material weakness.

Response: The Company has amended its fiscal year 2013 Form 10-K and Form 10-Q for the quarter ended November 30, 2013 to provide the requested disclosure.

Internal Control over Financial Reporting, page 24

2.	You disclose that you have not included a report of management’s assessment of internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. Please note that the surviving issuer in a reverse acquisition is not a “newly public company” as that term is used in Exchange Act Release No. 59942 (Dec. 15, 2006). Nevertheless, you may exclude management’s assessment of internal control over financial reporting in the Form 10-K covering the fiscal year in which the reverse merger was consummated. See Section 215.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. However, in lieu of management’s report, please amend your fiscal year 2013 Form 10-K to disclose why management’s assessment has not been included in the report, specifically addressing the effect of the transaction on management’s ability to conduct an assessment and the scope of the assessment if one were to be conducted.

Response: The Company has amended its fiscal year 2013 Form 10-K to provide the requested disclosure.

1057 PARKINSON ROAD, UNIT 9, WOODSTOCK, ONTARIO, CANADA N4S 7W3 PH: 519-421-1900

* * * * *

On behalf of the Company, I acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ John Marmora
John Marmora